October 15, 2021

BY EDGAR

Christopher Dunham
Office of Real Estate and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	VineBrook Homes Trust, Inc.
Amendment No. 4 to
Registration Statement on Form 10-12G
Filed September 8, 2021
File No. 000-56274

Ladies and Gentlemen:

On behalf of VineBrook Homes Trust, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 5, 2021 regarding the Company’s Registration Statement on Form 10 (as amended, the “Registration Statement”). For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response.

Correspondence Dated September 8, 2021

Summary Pro Forma Financial Data, page 51

1.	We note your response to comment 2 and continue to consider the disclosures provided in the summary pro forma financial data.

Response:     The Company acknowledges the Staff’s comment and is available to discuss any Staff questions at their convenience.

Amendment No. 4 to Registration Statement on Form 10-12G Filed September 8, 2021

General

2.

We note your current reports on Form 8-K filed August 25, 2021 and September 9, 2021. With a view to disclosure, please advise us of the changes to your current management, including whether Mr. Dondero remains affiliated with your Advisor, as well as the material terms of the OP LPA. For example only, please advise us how your General Partner may be removed, the current composition of the Partnership Board, and how Directors will be elected to or removed from the Partnership Board. We further note that “Class A OP Units and Class B OP Units will each have 50.0% of the voting power of the OP Units.” Please disclose how any tie votes will be addressed, as well as how these equivalent voting interests compare to the economic interests disclosed on page 7. Please also disclose the material impacts of the OP LPA for investors, such as any change in your ability to replace your Advisor and/or Manager.

United States Securities and Exchange Commission
October 15, 2021

Response:     The Company acknowledges the Staff’s comment and respectfully notes that the Registration Statement became effective as of June 29, 2021 pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). Since becoming a reporting company under the Exchange Act, the Company has disclosed material subsequent events on Current Reports on Form 8-K as required by the Exchange Act and the rules and regulations promulgated thereunder by the Commission, including changes to the management of the Company and the limited partnership agreement of the Company’s operating partnership (the “Operating Partnership”). The Company advises the Staff that it will continue to disclose material subsequent events in accordance with those requirements.

The Company’s directors and executive officers remain as disclosed in the Registration Statement under Item 5. Directors and Executive Officers, except that, as disclosed in the Company’s Current Report on Form 8-K filed on August 25, 2021, James Dondero has resigned as a director and officer of the Company and, as disclosed in the Company’s Current Report on Form 8-K filed on September 28, 2021, Brian Mitts has been appointed as the Company’s Interim President in addition to his continued service as the Company’s Chief Financial Officer, Treasurer and Assistant Secretary.

Mr. Dondero remains affiliated with NexPoint Real Estate Advisors V, L.P., the Company’s external advisor (the “Adviser”). However, he no longer serves as a director or executive officer of the Company.

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2021, on September 7, 2021, the general partner (the “OP GP”) of the Operating Partnership executed an amendment and restatement of its limited partnership agreement (prior to such amendment, the “Prior OP LPA” and as amended, the “OP LPA”). The Company advises the Staff that the amendment and restatement of the OP LPA did not have a material impact on the Company’s investors, nor did it have a material change to the ability of the Company to replace its Adviser or the manager of the Company’s properties, VineBrook Homes, LLC.

The following summarizes key terms of the OP LPA, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2021 (the “OP LPA 8-K”):

1. Consistent with the Prior OP LPA, the OP LPA provides that management powers over the business and affairs of the Operating Partnership are exclusively vested in the OP GP, subject to certain oversight rights delegated to the board of directors (the “Board”) of the Company, except as required by law and subject to the provisions of the OP LPA.

United States Securities and Exchange Commission
October 15, 2021

2. Consistent with the Prior OP LPA and as disclosed in the Registration Statement, the OP LPA provides for an Investment Committee to be responsible for making decisions and approvals with respect to asset acquisitions and asset dispositions that exceed a pre-determined amount. The members of the Investment Committee remain as disclosed in the Registration Statement.

3. As disclosed in the OP LPA 8-K, the OP LPA reclassified outstanding common limited partnership units of the Operating Partnership into three classes (collectively, “OP Units”): Class A, Class B and Class C. The OP LPA generally provides that Class A OP Units and Class B OP Units will each have 50.0% of the voting power of the OP Units, including with respect to the election of directors to the board of directors of the Operating Partnership (the “Partnership Board”), and that the Class C OP Units will have no voting power. In response to the Staff’s comment, Section 3 of Annex A of the OP LPA provides that, except as otherwise provided in Annex A with respect to voting, consent, approval or similar requirements in the OP LPA, each individual Class A OP Unit, Class B OP Unit and Class C OP Unit will have the same rights and obligations under the OP LPA. These other rights are substantially economic in nature. As disclosed in the OP LPA 8-K, the subdivision of OP Units into three classes did not have a material effect on the economic interests of the holders of OP Units.

4. As disclosed in the OP LPA 8-K, the OP LPA established the new Partnership Board. The OP LPA generally provides that Class A OP Units and Class B OP Units will each have 50.0% of the voting power of the OP Units, including with respect to the election of directors to the Partnership Board. In response to the Staff’s comment, Section 2 of Annex A and Section 7.13(a) of the OP LPA provide that the removal and election of directors to the Partnership Board requires the vote or consent of the holders of the majority of the voting power of the OP Units (the “Requisite Approval”). In addition, Section 7.13 of the OP LPA provides that the Partnership Board has exclusive authority to select, remove and replace the OP GP and no other authority, and Section 11.2 of the OP LPA provides that the Partnership Board may replace the OP GP at any time.

The Prior OP LPA provided that the limited partners holding a majority of the percentage interests of OP Units had the authority to remove the OP GP and to consent to the transfer of the general partner interest to a successor. As disclosed in the Company’s quarterly report on Form 10-Q, filed with the Commission on August 11, 2021, as of June 30, 2021, 76.0% of the OP Units were held by the Company and 13.2% of the OP Units were held by NexPoint Real Estate Opportunities, LLC (“NREO”). As disclosed in the OP LPA 8-K, in connection with the amendment and restatement of the OP LPA, the OP Units held by the Company were reclassified into Class A OP Units, the OP Units held by NREO were reclassified into Class B OP Units and the remaining OP Units were reclassified into Class C OP Units. Following the reclassification, the Company and NREO continue to collectively hold the substantial majority of OP Units.

United States Securities and Exchange Commission
October 15, 2021

Pursuant to the terms of the OP LPA, the Company appointed Mr. Mitts as the sole director of the Partnership Board. As disclosed in the OP LPA 8-K, the OP LPA generally provides that Class A OP Units and Class B OP Units will each have 50.0% of the voting power of the OP Units, including with respect to the election of directors to the Partnership Board, and that the Class C OP Units will have no voting power. Further to the Staff’s comment, Section 2 of Annex A and Section 7.13(a) of the OP LPA provide that the removal and election of directors to the Partnership Board requires the Requisite Approval. Section 2 of Annex A and Section 7.13(c) of the OP LPA provide that the number of directors on the Partnership Board will initially be one but may be increased by the Requisite Approval.

Where greater than 50.0% of the voting power of the OP Units is required pursuant to the OP LPA, the voting power of both the Class A OP Units and Class B OP Units, which each have 50.0% of the voting power, is required. A tie will therefore result in the proposed action not being taken.

Other terms of the OP LPA include the following.

●	Term. The Operating Partnership shall continue until dissolved pursuant to the terms of the OP LPA or by operation of law.

●

Issuances. The OP GP, following direction and approval of our Board, may create new classes of limited partnership units with such designations, preferences, rights, powers and duties as the OP GP determines, issue additional OP Units or limited partnerships units of new or existing classes on the terms that the OP GP deems appropriate to the Company, existing limited partners or other persons, and admit other persons as limited partners of the Operating Partnership.

●

Preferred Units. The OP has a class of 6.50% Series A Cumulative Redeemable Preferred Units (“Series A Preferred Units”) which have terms substantially similar to the Company’s 6.50% Series A Cumulative Redeemable Preferred Stock.

●

Transfer Restrictions. The transfer of OP Units is generally not permitted without the consent of our Board, subject to limited exceptions, including transfers to an affiliate (as defined in the OP LPA). In addition, transfers of Class A OP Units or Class B OP Units to persons other than holders of the same will cause such units to convert to Class C OP Units, and transfer of Class C OP Units to persons holding Class A OP Units or Class B OP Units will, in the discretion of the OP GP following direction and approval of our Board, convert to either Class A or Class B, whichever class of which the person holds the larger number of OP Units.

●

Amendments. Amendments to the OP LPA may be made following approval by the OP GP and our Board, subject to additional approval by one or more limited partners if the amendments would, among other things, materially and adversely effect some of their rights.

United States Securities and Exchange Commission
October 15, 2021

●

Distributions. The Operating Partnership will make cash distributions at least quarterly in accordance with the respective percentage interests of the limited partners. Upon liquidation, after payment of or adequate provision for debts and obligations, it is anticipated that remaining assets will be distributed in accordance with the limited partners’ respective capital account balances.

●

Allocations. Subject to certain special allocations set forth in the OP LPA, net income of our Operating Partnership for each fiscal year will be allocated among the partners (a) first to the OP GP until the cumulative net income allocated to the OP GP equals the cumulative net loss allocated to the OP GP, (b) next to the holders of Series A Preferred Units until the cumulative net income to such holders equals the cumulative net loss allocated to such holders (pro rata in accordance with the excess of such net loss over such net income for each such holder), (c) next to holders of common units and units issued pursuant to a long-term incentive plan (“LTIP Units”) until the cumulative net income allocated to such holders equals the cumulative net loss allocated to such holders, (d) next to the holders of Series A Preferred Units, pro rata in accordance with their respective percentage interests in the Series A Preferred Units, until the cumulative net income allocated to such holders is equal to the excess of (x) the cumulative amount of distributions such holders have received with respect to the Series A Preferred Units (other than distributions of the base liquidation preference) for all fiscal years of the Operating Partnership or other applicable periods or to the date of redemption, to extent such Series A Preferred Units are redeemed during such period, over (y) the cumulative net income allocated to such holders with respect to the Series A Preferred Units for all prior fiscal years of the Operating Partnership or other applicable periods, and (e) next to holders of common units and LTIP Units on a pro rata basis in accordance with their respective ownership interests. Subject to special allocations set forth in the OP LPA, net loss of our Operating Partnership for each fiscal year will be allocated among the partners (x) first to holders of common units and LTIP Units with positive balances in their economic capital account in accordance with such balances until their economic capital account balances are reduced to zero, (y) second to the holders of Series A Preferred Units until the adjustment capital account of such holders in respect of its Series A Preferred Units is reduced to zero, and (z) thereafter to the OP GP. In addition, the OP LPA provides that notwithstanding anything to the contrary contained therein, in connection with the liquidation of the Operating Partnership or the interest of a holder of Series A Preferred Units, and prior to making any other allocations of net income or net loss, items of income and gain or deduction and loss will first be allocated to each holder of Series A Preferred Units in respect of its Series A Preferred Units in such amounts as is required to cause the adjusted capital account of such holders with respect to such Series A Preferred Units to equal the amount such holder is entitled to receive in respect of its Series A Preferred Units.

United States Securities and Exchange Commission
October 15, 2021

●

Capital Contributions and Borrowings. The OP GP following approval of our Board may accept additional capital contributions and borrow funds on behalf of the Operating Partnership if additional funds are needed in excess of those available from prior capital contributions or existing borrowings.

●

Redemption. Holders of OP Units have the right to cause our Operating Partnership to redeem their OP Units as applicable, for cash or, at our election, shares of the Company’s common stock on a one-for-one basis, subject to adjustment, as provided in the OP LPA, provided that such units have been outstanding for at least one year and subject to limitations in the Company’s charter and the OP LPA.

●

Taxes. The Company is the partnership representative of our Operating Partnership and, in such capacity, has the authority to handle tax audits on behalf of the Operating Partnership. In addition, the OP GP has the authority to arrange for the preparation and filing of the Operating Partnership’s tax returns and to make tax elections under the Internal Revenue Code of 1986, as amended, on behalf of our Operating Partnership.

●

Drag Rights. The limited partners have drag rights such that those limited partners holding the voting power required for Requisite Approval have the right to approve the sale of the Operating Partnership. In the event of an approved sale, the limited partners who approved the sale have the right to require all other limited partners to transfer all or a pro rata portion of the OP Units then held by such limited partners on such terms and conditions as described in the OP LPA.

The Company undertakes to include a summary of the revised OP LPA in its Annual Report on Form 10-K for the year ended December 31, 2021.

* * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

United States Securities and Exchange Commission
October 15, 2021

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Brian Mitts, Interim President, Chief Financial Officer, Assistant Secretary and Treasurer, VineBrook Homes Trust, Inc. Justin S. Reinus, Partner, Winston & Strawn LLP